Exhibit 99.3

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Ziggo ordinary shares. The Offer (as defined below) is made solely pursuant to the Offer Memorandum, dated June 27, 2014, as approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten), and the preliminary prospectus /offer to exchange forming part of the Registration Statement on Form S-4 initially filed with the United States Securities and Exchange Commission (“SEC”) on June 27, 2014, and any amendments or supplements to such Offer materials. The information in the preliminary prospectus/offer to exchange is subject to change, and neither Liberty Global plc nor LGE HoldCo VII B.V. may complete the Offer and issue the securities forming part of the Offer consideration until the Registration Statement on Form S-4 filed with the SEC is declared effective. The Offer is not being made, and the Ziggo ordinary shares will not be accepted for purchase from or on behalf of any Ziggo shareholder, in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities or other laws or regulations of such jurisdiction or would require any registration, approval or filing with any regulatory authority not expressly contemplated by the terms of the Offer Memorandum and the preliminary prospectus/offer to exchange.

Notice of Recommended Mixed Exchange and Cash Offer by

LGE HoldCo VII B.V.

For all Issued and Outstanding Ordinary Shares of

Ziggo N.V.

LGE HoldCo VII B.V. (the “Offeror”), a private limited liability company incorporated under the laws of the Netherlands and an indirect wholly-owned subsidiary of Liberty Global plc (“Liberty Global”), is offering to exchange EUR11.00 in cash (without interest) and 0.2282 of a Liberty Global class A ordinary share, nominal value $0.01 per share (“Liberty Global A Share”), and 0.5630 of a Liberty Global class C ordinary share, nominal value $0.01 per share (“Liberty Global C Share”) (such amount in cash and shares, the “Offer Consideration”) for all issued and outstanding ordinary shares with a nominal value EUR1.00 per share (“Ziggo ordinary shares”) in the capital of Ziggo N.V., a public limited liability company incorporated under the laws of the Netherlands (“Ziggo”), not owned by the Offeror or its affiliates or to which the Offeror is entitled (gekocht maar niet geleverd) at the Acceptance Closing Date (as defined below), upon the terms and subject to the conditions set forth in the Offer Memorandum, dated June 27, 2014 (together with any amendments or supplements thereto, the “Offer Memorandum”), and the preliminary prospectus/offer to exchange (together with any amendments or supplements thereto, the “Prospectus/Offer to Exchange”), originally filed as part of a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the “SEC”) on June 27, 2014.

Ziggo shareholders must tender their Ziggo ordinary shares under the Offer through a bank, broker or other financial intermediary that is either a member of Euronext Amsterdam (an “Admitted Institution”) (aangesloten instellingen) or holds shares through an institution that is an Admitted Institution. Ziggo shareholders must make their acceptance of the Offer known to the Exchange Agent, ING Bank N.V., through their bank, broker or other financial intermediary by no later than 5:40 p.m. CET on September 10, 2014 (the “Initial Acceptance Closing Date”), unless the Offer Period is extended. The bank, broker or other financial intermediary may set an earlier deadline for Ziggo shareholders to communicate their acceptance to it so that it may, in turn, communicate the acceptance to the Exchange Agent in a timely manner. Accordingly, Ziggo shareholders should contact their bank, broker or other financial intermediary to obtain information about the deadline by which they must communicate their acceptance of the Offer to them, as such deadline may differ from the deadline set forth in the Offer Memorandum and the Prospectus/Offer to Exchange. No costs will be charged by the Offeror to Ziggo shareholders or any Admitted Institution in connection with the delivery of and payment for Ziggo ordinary shares tendered in the Offer. However, the Admitted Institution that tenders Ziggo ordinary shares in the Offer on a Ziggo shareholder’s behalf may charge a fee for doing so. Ziggo shareholders should consult their bank, broker, or other financial intermediary to determine whether any charges will apply.

On January 27, 2014, the Offeror, Ziggo and Liberty Global entered into an agreement called a “merger protocol,” which sets forth their rights and obligations with respect to the Offer and Liberty Global’s intention to acquire all of the issued and outstanding Ziggo ordinary shares. As of the date of this announcement, Liberty Global owns 28.5% of the issued and outstanding Ziggo ordinary shares. The merger protocol is more fully described in the Offer Memorandum and the Prospectus/Offer to Exchange.

THE OFFER PERIOD AND WITHDRAWAL RIGHTS COMMENCED AT 9:00 A.M. CET ON JULY 2, 2014 AND WILL EXPIRE AT 5:40 P.M. CET (11:40 A.M. EST) ON SEPTEMBER 10, 2014, UNLESS THE OFFER IS EXTENDED BY THE OFFEROR.

The last day of the Offer, as it may be extended, is referred to as the “Acceptance Closing Date.” If one or more of the Offer Conditions (as defined below) is not satisfied or waived on the Initial Acceptance Closing Date, the Offeror may extend the Offer Period for a minimum period of two weeks and a maximum period of ten weeks following such date so that the Offer Conditions may be satisfied or, to the extent permitted by law and the terms of the merger protocol, waived, subject to article 15 of the Dutch Decree on Public Takeover Bids (Besluit openbare biedingen Wft) (the “Decree”). If the Offeror extends the Offer, a press release will be issued within three Dutch business days after the day on which the Offer was previously scheduled to expire setting forth the new expiration time and date of the Offer. If the Offeror declares the Offer unconditional, a public announcement will be made no later than three Dutch business days following the Acceptance Closing Date. Within three Dutch business days after declaring the Offer unconditional, the Offeror will publicly announce a subsequent offering period (a “Post-Closing Acceptance Period”) of at least three business days and no more than two weeks. During this period, the Offeror will accept for payment all Ziggo ordinary shares validly tendered by Ziggo shareholders who did not tender their shares during the Offer Period, and shall pay for such tendered shares promptly and in any event within three Dutch business days of the shares being tendered. The Offer Consideration paid during the Post-Closing Acceptance Period will be the same as that paid during the Offer Period.

The Offer is not subject to any financing condition. There are a number of conditions (the “Offer Conditions”) that must be satisfied or, where permissible, waived before the Offeror will be obligated to accept and pay for the Ziggo ordinary shares tendered into the Offer, including the following: (i) the number of Ziggo ordinary shares validly tendered into the Offer and not properly withdrawn, together with the number of Ziggo ordinary shares owned, directly or indirectly, or which have been committed in writing to the Offeror or its affiliates or to which the Offeror is entitled (gekocht maar niet geleverd) (the “Acceptance Level”), represents at least 95% of all Ziggo ordinary shares issued and outstanding as of the Acceptance Closing Date (geplaatst en uitstaand kapitaal) (excluding shares held by Ziggo), on a fully-diluted basis, which will be reduced to 80% if the Asset Sale and Liquidation Resolutions Condition (as defined below) has been met (the “Minimum Acceptance Level Condition”); (ii) resolutions relating to the Asset Sale and Liquidation (the “Asset Sale and Liquidation Resolutions”) have been adopted at the EGM and are in full force and effect (the “Asset Sale and Liquidation Resolutions Condition”); (iii) competition clearance has been obtained from the European Commission; (iv) neither the management board nor the supervisory board of Ziggo (together, the “Ziggo Boards”) has revoked, modified, amended or qualified its recommendation in favor of the Offer, and neither of the Ziggo Boards has taken or authorized any action that prejudices or frustrates the Offer; (v) the Registration Statement on Form S-4 of which the Prospectus/Offer to Exchange forms a part has been declared effective by the SEC under the Securities Act of 1933, as amended, no stop order suspending the effectiveness of such registration statement has been issued and no proceedings for that purpose have been initiated; and (v) the Liberty Global A Shares and Liberty Global C Shares to be issued as part of the Offer Consideration have been approved for listing on NASDAQ. The Offeror and Ziggo each reserve the right to waive certain conditions to the Offer to the extent permitted by law and the terms and conditions of the merger protocol. Generally, if any of the Offer Conditions are not satisfied on or before the Acceptance Closing Date, the Offeror is not obligated to declare the Offer unconditional, which is required for the Offer to be completed. There is one exception, in which case the merger protocol provides for an automatic waiver of the applicable condition: the Asset Sale and Liquidation Resolutions Condition will be waived if the Acceptance Level on the Acceptance Closing Date represents at least 95% of all Ziggo ordinary shares issued and outstanding as of that date (geplaatst en uitstaand kapitaal) (excluding shares held by Ziggo), on a fully-diluted basis. A more detailed discussion of the Offer Conditions is contained in the Offer Memorandum and the Prospectus/Offer to Exchange.

Ziggo will hold an Extraordinary General Meeting of Shareholders (the “EGM”) on August 26, 2014, at 10:00 a.m. CET at the Ziggo Dome, located at De Passage 100, 1101AX, Amsterdam, the Netherlands, to, among other things, discuss the Offer and vote, subject to the Offer being declared unconditional and effective as of the Settlement Date, on the Asset Sale and Liquidation Resolutions as required by section 18(1) of the Decree.

THE ZIGGO BOARDS FULLY SUPPORT AND UNANIMOUSLY RECOMMEND THE OFFER, RECOMMEND THAT ZIGGO SHAREHOLDERS TENDER THEIR ZIGGO ORDINARY SHARES INTO THE OFFER AND RECOMMEND THAT ZIGGO SHAREHOLDERS VOTE IN FAVOR OF ALL RESOLUTIONS RELATING TO THE OFFER AT THE EGM.

The recommendation of the Ziggo Boards is included in the Position Statement published by Ziggo for the purpose of providing information to its shareholders on the Offer, as required pursuant to article 18 paragraph 2 and Annex G of the Decree. The Position Statement is available on, and can be obtained free of charge from, the website of Ziggo (www.ziggo.com/en/investors/lg-offering/).

The purpose of the Offer is for the Offeror and its affiliates to acquire Ziggo. Subject to the Offer being declared unconditional, the Offeror reserves the right to use any permitted method to acquire 100% of Ziggo’s business, assets and liabilities, including by means of the Asset Sale and Liquidation (as defined below).

If, on the Acceptance Closing Date, the Acceptance Level represents at least 95% of all Ziggo ordinary shares issued and outstanding as of that date (geplaatst en uitstaand kapitaal) (excluding shares held by Ziggo), on a fully-diluted basis, and all other Offer Conditions have been satisfied or waived, the Offeror will declare the Offer unconditional. If, following the date of payment of the Offer Consideration to those Ziggo shareholders who tender their Ziggo ordinary shares in the Offer (such date, the “Settlement Date”) and the Post-Closing Acceptance Period, the Offeror and its affiliates hold at least 95% of the Ziggo ordinary shares, the Offeror has agreed with Ziggo under the merger protocol that it will acquire the remaining Ziggo ordinary shares not tendered by means of a statutory buy-out procedure (uitkoopprocedure) (a “Statutory Buy-Out”) in accordance with section 2:92a, section 2:201a or section 2:359c of the Dutch Civil Code (the “DCC”).

If, on the Acceptance Closing Date, (i) the Acceptance Level represents less than 95%, but at least 80%, of all issued and outstanding Ziggo ordinary shares (geplaatst en uitstaand kapitaal) (other than shares held by Ziggo), on a fully diluted basis, and (ii) the other Offer Conditions have been satisfied (including the Asset Sale and Liquidation Resolutions Condition) or, where permissible, waived by the Offeror, the Offeror has agreed with Ziggo that it will declare the Offer unconditional. If, on the Acceptance Closing Date, (a) the Acceptance Level represents less than 80% of all issued and outstanding Ziggo ordinary shares (geplaatst en uitstaand kapitaal) (other than those held by Ziggo), on a fully diluted basis, and (b) the other Offer Conditions have been satisfied or, where permissible, waived, the Offeror may, subject to the terms of the merger protocol: (i) declare the Offer unconditional, provided that if the Acceptance Level represents less than 65% of all issued and outstanding Ziggo ordinary shares (geplaatst en uitstaand kapitaal) (other than shares held by Ziggo), on a fully diluted basis, the consent of Ziggo is required; (ii) extend the Offer Period (insofar as relevant and possible pursuant to Dutch law and the merger protocol); or (iii) terminate the Offer. A reduction in the Acceptance Level to below 65% would also require the consent of the lenders under the Offeror’s acquisition debt financing.

If the Offer is declared unconditional and the Offeror and its affiliates own less than 95% but more than 80% of the issued and outstanding Ziggo ordinary shares (other than shares held by Ziggo) and the Asset Sale and Liquidation Resolutions Condition is satisfied, the Offeror may, and currently intends to, pursue the Asset Sale and Liquidation for the purpose of acquiring 100% of Ziggo’s business, assets and liabilities. The Asset Sale and Liquidation will be effected by a sale and purchase agreement among Ziggo, Liberty Global and its subsidiary LGE HoldCo V B.V. (the “Asset Sale Agreement”), the terms of which have been previously agreed. Under the Asset Sale Agreement, Ziggo would transfer to LGE HoldCo V B.V. all of its assets and liabilities (the “Asset Sale”) for an agreed purchase price consisting of a loan note, cash and an exchangeable bond, following which Ziggo would be dissolved (ontbinding) and liquidated (vereffening) in accordance with Section 2:19 of the DCC (together with the Asset Sale, the “Asset Sale and Liquidation”). A more detailed discussion of the Asset Sale and Liquidation and the other restructuring measures that the Offeror, Ziggo and Liberty Global agreed upon for the purpose of Liberty Global’s acquisition of 100% of Ziggo’s business, assets and liabilities in accordance with the Decree and the Dutch Act on Financial Supervision and Dutch law in general (the “Post-Closing Measures”) is contained in the Offer Memorandum and the Prospectus/Offer to Exchange.

If the Minimum Acceptance Level Condition is satisfied and the Offer is declared unconditional, Ziggo ordinary shares will be delisted from Euronext Amsterdam as soon as possible and Ziggo may cease to be required to comply with applicable Dutch rules relating to publicly-held companies. The listing of the Ziggo ordinary shares on Euronext Amsterdam may also be terminated as a result of the Asset Sale and Liquidation or any other Post-Closing Measure Liberty Global may pursue (as discussed below). If the Offer is completed at an Acceptance Level of less than 80%, the Ziggo ordinary shares not tendered pursuant to the Offer will continue to be listed on Euronext Amsterdam, although the size of the free float would be significantly reduced, and the liquidity, trading values and volatility of Ziggo ordinary shares would likely be adversely affected.

Ziggo shareholders are not entitled to appraisal rights, under Dutch law or otherwise, with respect to the Offer. However, in the event the Offeror and its affiliates own at least 95% of the issued and outstanding Ziggo ordinary shares, the Offeror or the remaining Ziggo shareholders may initiate takeover sell-out proceedings in accordance with article 2:359d of the DCC, in which case a Dutch court will determine the price to be paid for the outstanding Ziggo ordinary shares, which may be higher or lower than the Offer Consideration.

Once the Offer has been declared unconditional, the Offeror’s obligation to pay for all shares tendered becomes irrevocable. The Offeror will pay the Offer Consideration for the Ziggo ordinary shares validly tendered into the Offer and not validly withdrawn, or defectively tendered and not validly withdrawn provided that such defect has been waived by the Offeror, and transferred on the terms and subject to the conditions and restrictions of the Offer Memorandum and the Prospectus/Offer to Exchange on the Settlement Date, which will be no later than five Dutch business days after the Offer is declared unconditional. The Liberty Global A Shares and Liberty Global C Shares will be issued in registered form. On the Settlement Date, the Liberty Global A Shares and Liberty Global C Shares that form a part of the Offer Consideration will be delivered in book-entry form through Liberty Global’s transfer agent, Computershare. To the extent a Ziggo shareholder would be entitled to a fractional share as a result of the application of the exchange ratio, it shall instead receive an amount in cash (in euro, rounded down to the nearest eurocent) equal to the product of the fraction of the Liberty Global A Share or Liberty Global C Share, as applicable, it would have otherwise been entitled to receive and the volume weighted average price (net of related fees and expenses) at which the Exchange Agent sells the aggregated fractions of the Liberty Global A Shares and the Liberty Global C Shares on the third U.S. business day preceding the Settlement Date, converted into euro at the applicable EUR/USD exchange rate at the time of such sales.

Ziggo shareholders may withdraw previously tendered Ziggo ordinary shares at any time prior to the Acceptance Closing Date. After the Acceptance Closing Date, withdrawal rights will be suspended during the counting of tendered shares provided all Offer Conditions other than the Minimum Acceptance Level Condition have been satisfied or waived. Withdrawal rights will be reinstated immediately after that process unless the Offer is declared unconditional and tendered shares are accepted for payment. Ziggo ordinary shares tendered during the Post-Closing Acceptance Period may not be withdrawn. If the Initial Acceptance Closing Date is extended, Ziggo shareholders do not need to tender their Ziggo ordinary shares again—any Ziggo ordinary shares previously tendered and not withdrawn will remain subject to the Offer. Ziggo shareholders that wish to withdraw a tender of shares must instruct the Admitted Institution or other financial intermediary they initially instructed to tender their shares to arrange for their withdrawal. For a withdrawal of Ziggo ordinary shares to be effective, a written notice of withdrawal must be timely received by the Exchange Agent at one of its addresses included in the Offer Memorandum or the Prospectus/Offer to Exchange.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror, in its sole discretion, which determination will be final and binding. No withdrawal of tendered Ziggo ordinary shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of the Offeror or any of its affiliates or assignees, the Exchange Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Ziggo ordinary shares may not be rescinded, and any Ziggo ordinary shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Ziggo ordinary shares may be re-tendered by following the procedure for tendering shares described above.

The receipt of the Offer Consideration pursuant to the Offer, the Statutory Buy-Out, or any other Post-Closing Measure will generally be a taxable event for Ziggo shareholders. Ziggo shareholders should consult their own tax advisors as to the particular tax consequences of the Offer, the Statutory Buy-Out or any other Post-Closing Measure to them. For a more complete description of certain material tax consequences of the Offer and related transactions, see the Offer Memorandum and the Prospectus/Offer to Exchange.

The Offer Memorandum and the Prospectus/Offer to Exchange contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Requests for copies of the Offer Memorandum and/or the Prospectus/Offer to Exchange may be directed to the Information Agent. Such copies will be furnished promptly at the Offeror’s expense. Copies of the Offer Memorandum and the Prospectus/Offer to Exchange are also available on the website of Liberty Global at http://www.libertyglobal.com/ir-ziggo-offer.html. Ziggo shareholders may read and copy the Registration Statement on Form S-4 initially filed by Liberty Global with the SEC on June 27, 2014, as amended, and any other periodic report or other information that Liberty Global is required to file with the SEC, at the Public Reference

Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. Ziggo shareholders may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Ziggo shareholders may also inspect such filings on the Internet web site maintained by the SEC at www.sec.gov.

The Information Agent for the Offer is:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

Toll-Free Number for European Retail Shareholders: 00 800 3814 3814

European Bank and Broker Helpline: +44 (0) 870 703 6357

Number for Institutional and U.S. Shareholders: (877) 507-1756

Email: ziggo@georgeson.com

August 11, 2014

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